UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

OPNEXT, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

68375V105

(CUSIP Number)

July 23, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68375V105	13G	Page 2 of 6

1.	NAMES OF REPORTING PERSONS Hitachi, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%[1]
12.	TYPE OF REPORTING PERSON CO

1	On July 23, 2012, Tahoe Acquisition Sub, Inc., a wholly-owned subsidiary of Oclaro, Inc. (“Oclaro”), merged (the “Merger”) with and into Opnext, Inc. (“Opnext”), with Opnext surviving the Merger. Each share of Opnext common stock outstanding at the effective time of the Merger was automatically converted into the right to receive 0.42 shares of Oclaro common stock (the “Exchange”), and Opnext became a wholly-owned subsidiary of Oclaro. Further, subsequent to the Merger, as reported in the Joint Proxy Statement filed pursuant to Rule 424(B)(3) by Oclaro on June 15, 2012, Opnext common stock will no longer be listed on the NASDAQ Global Select Market, and will be deregistered under the Securities Exchange Act of 1934, as amended.

CUSIP No. 68375V105	13G	Page 3 of 6

Item 1.

(a)	Name of Issuer

Opnext, Inc.

(b)	Address of Issuer’s Principal Executive Offices

46429 Landing Parkway, Fremont, California 94538

Item 2.

(a)	Name of Person Filing

Hitachi, Ltd.

(b)	Address of Principal Business Office or, If None, Residence

6-6, Marunouchi 1-chome, Chiyoda-ku,

Tokyo 100-8280, Japan

(c)	Citizenship

Hitachi, Ltd. is a Japanese corporation.

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share.

(e)	CUSIP No.

68375V105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP No. 68375V105	13G	Page 4 of 6

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount beneficially owned:

0.

(b)	Percent of class:

0.0%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

0.

(ii)	Shared power to vote or to direct the vote

0.

(iii)	Sole power to dispose or to direct the disposition of

0.

(iv)	Shared power to dispose or to direct the disposition of

0.

CUSIP No. 68375V105	13G	Page 5 of 6

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ X ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 68375V105	13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 27, 2012

Hitachi, Ltd.

By:	/s/ Toshiaki Kuzuoka
Name:	Toshiaki Kuzuoka
Title:	Senior Vice President and Executive Officer